Filed Pursuant to Rule 424(b)(3)
Registration No. 333-125643

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 7 DATED APRIL 19, 2007

TO THE PROSPECTUS DATED APRIL 26, 2006

This document supplements, and should be read in conjunction with, our prospectus dated April 26, 2006 relating to our offering of 475,000,000 shares of common stock, as supplemented by supplement no. 1 dated May 16, 2006, supplement no. 2 dated August 11, 2006, supplement no. 3 dated September 22, 2006, supplement no. 4 dated November 1, 2006, supplement no. 5 dated November 13, 2006 and supplement no. 6 dated March 30, 2007. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offerings;

•	our relationship to Wells Real Estate Investment Trust, Inc. (Wells REIT I) and the impact on us of Wells REIT I’s recently closed internalization transaction;

•	an updated risk factor related to our corporate structure;

•	updated information with respect to legal action against related parties;

•	information regarding our plan of distribution;

•	biographical information about our recently appointed independent director, E. Nelson Mills, and about the appointment of Donald R. Henry as an executive officer of our advisor; and

•	our unaudited pro forma financial statements as of and for the year ended December 31, 2006.

Status of Our Public Offerings

We commenced our initial public offering of 785 million shares of common stock on December 1, 2003, which consisted of a 600 million-share primary offering and a 185 million-share offering under our dividend reinvestment plan. We stopped making offers under the primary offering on November 26, 2005. We raised gross offering proceeds of approximately $2.0 billion from the sale of approximately 197.1 million shares in our initial public offering, including shares sold under the dividend reinvestment plan after the primary offering terminated.

On November 10, 2005, we commenced our follow-on offering of 300.6 million shares of common stock. Of these shares, we are offering 300 million shares in a primary offering and 0.6 million shares under our dividend reinvestment plan. On April 14, 2006, we amended the registration statements for our follow-on offering and our initial public offering in order to offer in a combined prospectus the 300.6 million shares registered under the follow-on offering and 174.4 million of the unsold dividend reinvestment plan shares registered under the initial public offering. As of March 23, 2007, we had received gross offering proceeds of approximately $1.1 billion from the sale of approximately 111.5 million shares in our follow-on offering, including dividend reinvestment plan shares sold under the combined prospectus.

As of March 23, 2007, we had received aggregate gross offering proceeds of approximately $3.1 billion from the sale of approximately 308.6 million shares in our public offerings. After incurring approximately $61.5 million in acquisition fees, approximately $286.5 million in selling commissions and dealer-manager fees, approximately $44.3 million in other organization and offering expenses, and funding common stock redemptions of approximately $62.2 million pursuant to the share redemption program, as of March 23, 2007, we had raised aggregate net offering proceeds available for investment in properties of approximately $2.6 billion, substantially all of which had been invested in real estate properties.

Our board of directors recently approved an extension of our ongoing 300-million share primary offering until the earlier of the sale of all 300 million shares or December 1, 2008. We will file a post-effective amendment to the registration statement for this offering with the Securities and Exchange Commission prior to April 30, 2007. Once filed, we will not accept subscriptions for shares in this offering or admit stockholders until the Securities and Exchange Commission declares the post-effective amendment effective.

Our Relationship with Wells REIT I and the Impact of Its Internalization Transaction on Us

Wells REIT I is a separate REIT from us that was also sponsored by Wells Real Estate Funds, Inc. Wells Real Estate Funds is our sponsor and the sole stockholder of Wells Capital (our advisor), Wells Investment Securities (our dealer manager) and Wells Management (one of our property managers). Prior to April 16, 2007, we and Wells REIT I shared a common advisor, Wells Capital,

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and a common property manager, Wells Management. We also shared with Wells REIT I all of the same executive officers and many of the same directors, except that we had separate presidents from February 2, 2007, which is the date that Wells REIT I entered into the merger agreement relating to the internalization transaction described below.

On April 16, 2007, Wells REIT I acquired entities affiliated with Wells Real Estate Funds. Wells REIT I entered into the merger in order to internalize advisory, asset-management, property management and other services previously provided to Wells REIT I by Wells Real Estate Funds and its affiliates. As a result of the internalization transaction, 81 employees of Wells Real Estate Funds and its affiliates became employees of Wells REIT I. A majority of those employees did not previously provide significant services to us. Following the internalization transaction, Wells Real Estate Funds and its affiliates have 351 employees. Wells Real Estate Funds and its affiliates are seeking successors to some of the personnel who had provided services to us and became employees of Wells REIT I in the internalization transaction, including Robert E. Bowers, the former chief financial officer of Wells Real Estate Funds.

Some of the personnel acquired by Wells REIT I in the internalization had primary responsibility for the management of six of our properties. To ensure continuity of property management services, we entered into a property management agreement with a subsidiary of Wells REIT I to provide property management services to us for the six properties. Wells Management and unaffiliated third parties, however, will continue to provide leasing services for the six properties. The terms of our agreement with Wells REIT I for property management services are substantially similar to the terms under which we engage Wells Management for property management services.

In connection with the Wells REIT I internalization transaction, two of our three officers resigned from their officer positions with Wells REIT I, four of our board members resigned from their director positions with Wells REIT I and two Wells REIT I directors resigned from our board. As a result, we and Wells REIT I share no common officers and only one common director. Leo F. Wells, III, remains the chairman of our board of directors and of the board of directors of Wells REIT I. However, Mr. Wells and Wells REIT I have agreed that Mr. Wells will resign as a director of Wells REIT I if Wells REIT I should list its common stock on a national securities exchange unless a majority of the designated independent directors of Wells REIT I determine that it is in the best interest of Wells REIT I that he remain a director.

Risks Related to Our Corporate Structure

The following risk factor has been updated to include a discussion of possible payments to Wells Capital or its affiliates during our listing/liquidation stage should we seek to become self-managed by acquiring entities affiliated with Wells Capital. We are currently in our offering stage with no charter-imposed obligation to take action with respect to a listing or liquidation until 2015, and we have no current plans to seek to become self-managed. This risk factor should be read together with the risk factors disclosed in the prospectus, as supplemented.

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Payment of compensation to Wells Capital and its affiliates will reduce cash available for investment and distribution and increases the risk that you will not be able to recover the amount of your investment in our shares.

Wells Capital and its affiliates will perform services for us in connection with the offer and sale of our shares, the selection and acquisition of our investments, the management and leasing of our properties and the administration of our other investments. We will pay them substantial up-front fees for some of these services, which will result in immediate dilution to the value of your investment and will reduce the amount of cash available for investment in properties or distribution to stockholders. Largely as a result of these substantial fees, we expect that, for each share sold in our primary offering of up to 300,000,000 shares of common stock, no more than $8.71 will be available for the purchase of real estate, depending primarily upon the number of shares we sell.

We will also pay significant fees to Wells Capital and its affiliates during our operational stage. Those fees include obligations to reimburse Wells Capital and its affiliates for expenses they incur in connection with their providing services to us, including certain personnel services. There is a risk that those reimbursement obligations could increase following the recently completed Wells REIT I internalization transaction. Our advisor and our property manager previously allocated certain of their personnel and other expenses between Wells REIT I and us.

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Following the Wells REIT I internalization transaction, there will be expenses of our advisor and our property manager that can no longer be shared between Wells REIT I and us, and those expenses may be higher than our allocable share of those expenses before the internalization transaction.

We may also pay significant fees during our listing/liquidation stage. Although most of the fees payable during our listing/liquidation stage are contingent on our investors first enjoying agreed-upon investment returns, affiliates of Wells Capital could also receive significant payments even without our reaching the investment return thresholds should we seek to become self-managed. Due to the public market’s preference for self-managed companies, a decision to list our shares on a national securities exchange might well be preceded by a decision to become self-managed. And given our advisor’s familiarity with our assets and operations, we might prefer to become self-managed by acquiring entities affiliated with our advisor. Such an internalization transaction could result in significant payments to affiliates of our advisor irrespective of whether you enjoyed the returns on which we have conditioned other back-end incentive compensation.

These fees and other potential payments increase the risk that the amount available for distribution to common stockholders upon a liquidation of our portfolio would be less than the purchase price of the shares in this offering. Substantial consideration paid to our advisor and its affiliates also increases the risk that you will not be able to resell your shares at a profit, even if our shares are listed on a national securities exchange.

Update Regarding Legal Action Against Related Parties

On March 12, 2007, a stockholder of Wells REIT I filed a purported class action and derivative complaint, Washtenaw County Employees’ Retirement System v. Wells Real Estate Investment Trust, Inc., et al in the United States District Court for the District of Maryland against, among others, Wells REIT I, our advisor, certain affiliates of Wells Real Estate Funds and certain of our officers and directors who formerly served as officers and directors of Wells REIT I prior to the closing of the internalization transaction on April 16, 2007. The complaint alleges violations of the federal proxy rules and breaches of fiduciary duty arising from the Wells REIT I internalization transaction and the related proxy statement filed with the SEC on February 26, 2007, as amended. The complaint seeks, among other things, unspecified monetary damages. On April 9, 2007, the District Court denied the plaintiff’s motion for an order enjoining the internalization transaction. Our advisor and officers and directors who are named in the complaint intend to vigorously defend this action. Any financial loss incurred by Wells Capital or its affiliates could hinder their ability to successfully manage our operations and our portfolio of investments.

Plan of Distribution

As disclosed above, we intend to file a post-effective amendment to the registration statement for this offering prior to April 30, 2007. Following the effective date of the post-effective amendment, purchase price discounts may be available from participating broker-dealers to the extent their contractual arrangements with our dealer manager permit them to waive a portion of their selling commissions. No such contractual arrangements are currently in place.

Management

Provided below is certain biographical information about our recently appointed independent director, E. Nelson Mills, and about the appointment of Donald R. Henry as an executive officer of our advisor.

E. Nelson Mills became one of our independent directors in April 2007. He is also an independent director of Institutional REIT, Inc. and Wells Timberland REIT, Inc. Since December 2004, Mr. Mills has served as the chief operations officer and chief financial officer of Williams Realty Advisors, LLC where he is responsible for investment and financial strategy and is in charge of the design, formation and operation of a series of real estate investment funds. From April 2004 to December 2004, Mr. Mills was a financial consultant to Timbervest, LLC, an investment manager specializing in timberland investments. From September 2000 to April 2004, Mr. Mills served as chief financial officer of Lend Lease Real Estate Investments (US), Inc., an investment manager specializing in the acquisition and management of commercial real estate, and from August 1998 to August 2000 served as a senior vice president of Lend Lease with responsibility for tax planning and administration and the supervision of various merger and acquisition activities. Prior to joining Lend Lease, Mr. Mills was a tax partner with KPMG LLP from January 1987 to August 1998. Mr. Mills received a Bachelor of Science degree in Business Administration from the University of Tennessee and a Masters of Business Administration degree from the University of Georgia. Mr. Mills is also a Certified Public Accountant.

Donald R. Henry is a Senior Vice President of Wells Capital, a position he has held since February 2007. Mr. Henry oversees a team of professionals whose responsibilities include performing due diligence on acquisition targets, developing and implementing long-term investment strategies for properties under management, executing value-add strategies and positioning properties for sale. He is also Managing Director, Asset Management of Wells Real Estate Funds, Inc. Prior to joining Wells Real Estate Funds in 2002, Mr. Henry was a Principal, Portfolio Management with Lend Lease Real Estate Investments Inc., where he was responsible for public and corporate pension funds with $800 million in managed assets. In this capacity, he designed and implemented investment and leverage strategies based on client investment objectives and capital/real estate market fundamentals. From 1995 to 1999, Mr. Henry was Vice President, Asset Management/Retail Group for Lend Lease, where he asset-managed seven regional malls with a combined value of $430 million. He was directly responsible for overseeing the property management, leasing, marketing, legal and construction functions of each property. He began his career with Deloitte & Touché LLP, where he was a senior manager in the firm’s emerging business services group. Mr. Henry has a B.A. in Psychology (magna cum laude) from Oglethorpe University in Atlanta.

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WELLS REAL ESTATE INVESTMENT TRUST II, INC.

Summary of Unaudited Pro Forma Financial Statements

This pro forma information should be read in conjunction with the consolidated financial statements and notes as of and for the year ended December 31, 2006 of Wells Real Estate Investment Trust II, Inc. (“Wells REIT II”), which are included in supplement no. 6 to the prospectus dated March 30, 2007, and the financial statements and notes of certain acquired properties included in various current reports previously filed on Form 8-K.

The following unaudited pro forma balance sheet as of December 31, 2006 has been prepared to give effect to the acquisitions of the One Century Place Building, the 3000 Park Lane Land and the 120 Eagle Rock Building (the “Q1 2007 Acquisitions”) as if the acquisitions occurred on December 31, 2006. Other adjustments provided in the following unaudited pro forma balance sheet are comprised of certain pro forma financing-related activities, including, but not limited to, capital raised through the issuance of additional common stock through the acquisition date of the 120 Eagle Rock Building and pay-down of acquisition-related debt subsequent to the pro forma balance sheet date.

The following unaudited pro forma statement of operations for the year ended December 31, 2006 has been prepared to give effect to the acquisitions of the SanTan Buildings, the 263 Shuman Building, the 11950 Corporate Boulevard Building, the Edgewater Corporate Center, the 4300 Centreway Place Building, the 80 Park Plaza Building, the International Financial Tower Building, the Sterling Commerce Building (the “2006 Acquisitions”) and the Q1 2007 Acquisitions as if the acquisitions occurred on January 1, 2006. The 3000 Park Lane Land had no operations during the year ended December 31, 2006 and, accordingly, has not been included in the pro forma statement of operations for the year ended December 31, 2006. Wells REIT II acquired the LakePointe 3 Land on December 28, 2005 and construction of the LakePointe 3 building was completed in April 2006. The operations of the LakePointe 3 Building for the year ended December 31, 2006 are included in the historical operations of Wells REIT II.

These unaudited pro forma financial statements are prepared for informational purposes only and are not necessarily indicative of future results or of actual results that would have been achieved had the 2006 Acquisitions and the Q1 2007 Acquisitions been consummated as of January 1, 2006. In addition, the pro forma balance sheet includes pro forma allocations of the purchase prices of assets based upon preliminary estimates of the fair value of the assets and liabilities acquired in connection with the acquisition of the Q1 2007 Acquisitions. These allocations may be adjusted in the future upon finalization of these preliminary estimates.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

PRO FORMA BALANCE SHEET

DECEMBER 31, 2006

(in thousands, except share amounts)

(unaudited)

ASSETS

	Wells Real Estate Investment Trust II, Inc. Historical (a)	Pro Forma Adjustments								Pro Forma Total
		Q1 2007 Acquisitions
		One Century Place		3000 Park Lane Land		120 Eagle Rock		Other
Real estate assets, at cost:
Land	$370,971	$8,900	(b)	$1,028	(b)	$2,700	(b)	$610	(c)	$384,306
		55	(c)	16	(c)	26	(c)
Buildings and improvements, less accumulated depreciation	1,922,523	36,443	(b)	—		21,044	(b)	3,979	(c)	1,984,690
		386	(c)			315	(c)
Intangible lease assets, less accumulated amortization	458,917	21,510	(b)	—		8,720	(b)	—		489,147
Construction in progress	420	—		—		—		—		420

Total real estate assets	2,752,831	67,294		1,044		32,805		4,589		2,858,563
Cash and cash equivalents	46,100	(18,425	)(b)	(1,028	)(b)	(14,803	)(b)	209,830	(d)	18,432
								(4,742	)(e)
								(198,500	)(f)
Tenant receivables, net of allowance for doubtful accounts	53,372	—		—		—		—		53,372
Prepaid expenses and other assets	35,554	(441	)(c)	(16	)(c)	(341	)(c)	4,742	(e)	34,159
		(750	)(b)					(4,589	)(c)
Deferred financing costs, less accumulated amortization	3,184	—		—		—		—		3,184
Deferred lease costs, less accumulated amortization	319,184	4,879	(b)	—		2,494	(b)	—		326,557
Investments in bonds	78,000	—		—		—		—		78,000

Total assets	$3,288,225	$52,557		$—		$20,155		$11,330		$3,372,267

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

PRO FORMA BALANCE SHEET (CONTINUED)

DECEMBER 31, 2006

(in thousands, except share amounts)

(unaudited)

LIABILITIES AND STOCKHOLDERS’ EQUITY

	Wells Real Estate Investment Trust II, Inc. Historical (a)	Pro Forma Adjustments
		Q1 2007 Acquisitions
		One Century Place		3000 Park Lane Land	120 Eagle Rock		Other		Pro Forma Total
Liabilities:
Line of credit and notes payable	$774,523	$52,500	(b)	$—	$20,000	(b)	$(198,500	)(f)	$648,523
Accounts payable, accrued expenses, and accrued capital expenditures	41,817	56	(b)	—	127	(b)	—		42,000
Due to affiliates	13,977	—		—	—		—		13,977
Dividends payable	7,317	—		—	—		—		7,317
Deferred income	9,138	—		—	—		—		9,138
Intangible lease liabilities, less accumulated amortization	92,343	1	(b)	—	28	(b)	—		92,372
Obligations under capital leases	78,000	—		—	—		—		78,000

Total liabilities	1,017,115	52,557		—	20,155		(198,500)		891,327

Minority Interest	3,090	—		—	—		—		3,090

Stockholders’ Equity:
Common stock, $0.01 par value; 900,000,000 shares authorized; and 280,119,233 shares issued and outstanding as of December 31, 2006	2,801	—		—	—		237	(d)	3,038
Additional paid-in capital	2,491,817	—		—	—		209,593	(d)	2,701,410
Cumulative distributions in excess of earnings	(225,549)	—		—	—		—		(225,549)
Other comprehensive loss	(1,049)	—		—	—		—		(1,049)

Total stockholders’ equity	2,268,020	—		—	—		209,830		2,477,850

Total liabilities, minority interest, redeemable common stock and stockholders’ equity	$3,288,225	$52,557		$—	$20,155		$11,330		$3,372,267

(a)	Historical financial information is derived from Wells REIT II’s consolidated balance sheet as of December 31, 2006 included in supplement no. 6 dated March 30, 2007 to the prospectus.
(b)	Reflects the purchase price of the assets and liabilities obtained by Wells REIT II in connection with the respective acquisition, net of any purchase price adjustments.
(c)	Reflects deferred project costs applied to land and building at approximately 2.312% of the cash paid for purchase upon acquisition and subsequent pay-down of acquisition-related borrowings.
(d)	Reflects capital raised through issuance of additional common stock subsequent to December 31, 2006 through March 27, 2007, the date of the acquisition of the 120 Eagle Rock Building, net of organizational and offering costs, commissions and dealer-manager fees.
(e)	Reflects deferred project costs capitalized as a result of additional capital raised as described in note (d) above.
(f)	Reflects partial pay-down of acquisition-related borrowings using capital raised described in note (d) above.

The accompanying notes are an integral part of this statement.

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

PRO FORMA STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2006

(in thousands, except for per share amounts)

(unaudited)

	Wells Real Estate Investment Trust II, Inc. Historical (a)	Pro Forma Adjustments						Pro Forma Total
		2006 Acquisitions		Q1 2007 Acquisitions
				One Century Place		120 Eagle Rock
Revenues:
Rental income	$246,610	$37,725	(b)	$8,510	(b)	$3,898	(b)	$296,743
Tenant reimbursements	57,679	19,746	(c)	876	(c)	491	(c)	78,792
Hotel income	23,427	—		—		—		23,427

	327,716	57,471		9,386		4,389		398,962

Expenses:
Property operating costs	92,824	29,594	(d)	4,442	(d)	1,543	(d)	128,403
Hotel operating costs	17,523	—		—		—		17,523
Asset and property management fees:
Related-party	20,621	2,764	(e)	320	(e)	156	(e)	23,861
Other	4,911	—		—		—		4,911
Depreciation	47,214	4,794	(f)	921	(f)	534	(f)	53,463
Amortization	84,764	16,688	(g)	4,306	(g)	2,033	(g)	107,791
General and administrative	12,156	—		—		—		12,156

	280,013	53,840		9,989		4,266		348,108

Real estate operating income	47,703	3,631		(603)		123		50,854
Other income (expense):
Interest expense	(42,912)	(3,886	)(h)	—		—		(46,798)
Loss on early extinguishment of debt	(1,115)	—		—		—		(1,115)
Interest and other income	7,705	—		—		—		7,705

	(36,322)	(3,886)		—		—		(40,208)

Income (loss) before minority interest and income tax benefit	11,381	(255)		(603)		123		10,646
Minority interest in (earnings) loss of consolidated entities	(501)	—		—		—		(501)

Income (loss) before income tax benefit	10,880	(255)		(603)		123		10,145
Income tax benefit	388	—		—		—		388

Net income (loss)	$11,268	$(255)		$(603)		$123		$10,533

Net income (loss) per share—basic and diluted	$0.05							$0.03

Weighted-average common shares outstanding—basic and diluted	237,373							309,312

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

PRO FORMA STATEMENT OF OPERATIONS (CONTINUED)

FOR THE YEAR ENDED DECEMBER 31, 2006

(in thousands, except for per share amounts)

(unaudited)

(a)	Historical financial information derived from Wells REIT II’s consolidated statement of operations for the year ended December 31, 2006 included in supplement no. 6 dated March 30, 2007 to the prospectus.

(b)	Rental income consists primarily of base rent, parking income and amortization of above-market lease assets and below-market lease liabilities. Base rent is recognized on a straight-line basis beginning on the pro forma acquisition date of January 1, 2006.

(c)	Consists of operating cost reimbursements.

(d)	Consists of property operating expenses.

(e)	Asset management fees calculated as 0.75% of the cost of the acquisitions on an annual basis limited to 1% of the net asset value of such acquisitions after deducting debt used to finance acquisitions.

(f)	Depreciation expense on portion of purchase price allocated to building is recognized using the straight-line method and a 40-year life.

(g)	Amortization of deferred leasing costs and lease intangibles is recognized using the straight-line method over the lives of the respective leases.

(h)	Represents interest expense on the $39.0 million mortgage loan that was originated on September 28, 2006 and is collateralized by the SanTan Buildings and the $45.9 million mortgage loan originated on September 21, 2006 in connection with the acquisition of 80 Park Plaza. The SanTan mortgage loan bears interest at a fixed rate of 5.83% and matures on October 11, 2016. The 80 Park Plaza mortgage loan bears interest at 6.575% and matures on September 30, 2016.

The accompanying notes are an integral part of this statement.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Real Estate Investment Trust II, Inc. consists of this sticker, the prospectus dated April 26, 2006, supplement no. 1 dated May 16, 2006, supplement no. 2 dated August 11, 2006, supplement no. 3 dated September 22, 2006, supplement no. 4 dated November 1, 2006, supplement no. 5 dated November 13, 2006, supplement no. 6 dated March 30, 2007 and supplement no. 7 dated April 19, 2007.

Supplement no. 1 includes:

•	the status of our ongoing public offerings;

•	the acquisition of two three-story office buildings containing approximately 268,000 rentable square feet located on a 16.4-acre parcel of land in Chandler, Arizona;

•	information regarding our indebtedness;

•	an amendment to our share redemption program;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended March 31, 2006, filed on May 11, 2006; and

•	our unaudited financial statements as of and for the three months ended March 31, 2006.

Supplement no. 2 includes:

•	the status of our ongoing public offerings;

•	the acquisition of a five-story office building containing approximately 354,000 rentable square feet located on a 15.2-acre parcel of land in Naperville, Illinois;

•	the acquisition of a four-story office building containing approximately 227,000 rentable square feet located on a 13.2-acre parcel of land in Orlando, Florida;

•	information regarding our indebtedness;

•	an amendment to our share redemption program and entering into an insurance agreement that may help us fund redemptions under the program upon the death of stockholders;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended June 30, 2006, filed on August 10, 2006; and

•	our unaudited financial statements as of and for the three and six months ended June 30, 2006.

Supplement no. 3 includes:

•	the status of our ongoing public offerings;

•	the acquisition of a five-story office building containing approximately 182,000 rentable square feet located on a 10.5-acre parcel of land in Lancaster, South Carolina;

•	the acquisition of a three-story office building containing approximately 139,000 rentable square feet located on a 9.2-acre parcel of land in Arlington, Texas;

•	the acquisition of a 26-story office building containing approximately 1.0 million rentable square feet located on a 2.8-acre parcel of land in Newark, New Jersey;

•	information regarding our indebtedness.

Supplement no. 4 includes:

•	the status of our ongoing public offerings;

•	the acquisition of a 19-story office building containing approximately 630,000 rentable square feet located on a 1.9-acre parcel of land in Jersey City, New Jersey; and

•	information regarding our indebtedness.

Supplement no. 5 includes:

•	the status of our ongoing public offerings;

•	information regarding our indebtedness;

•	information regarding a revision to suitability standards in Kansas;

•	risks related to our dependence on key personnel of our advisor;

•	the election of directors at our annual meeting;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended September 30, 2006, filed on November 8, 2006; and

•	our unaudited financial statements as of and for the three and nine months ended September 30, 2006.

Supplement no. 6 includes:

•	the status of our ongoing public offerings;

•	the acquisition of a 12-story office building containing approximately 309,000 rentable square feet located on a 17.1-acre parcel of land in Irving, Texas;

•	the acquisition of an eight-story office building containing approximately 539,000 rentable square feet located on a 28.2-acre parcel of land in Nashville, Tennessee;

•	the acquisition of a 9.7-acre parcel of land located in North Fayette, Pennsylvania;

•	the acquisition of a three-story office building containing approximately 178,000 rentable square feet located on a 15.2-acre parcel of land in East Hanover, New Jersey;

•	information regarding our indebtedness;

•	risks related to our corporate structure;

•	risks related to conflicts of interest;

•	assertion of legal action against related-parties;

•

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Annual Report on Form 10-K for the period ended December 31, 2006, filed on March 27, 2007; and

•	our audited financial statements as of and for the year ended December 31, 2006.

Supplement no. 7 includes:

•	the status of our public offerings;

•	information related to our relationship to Wells Real Estate Investment Trust, Inc. and the impact on us of its recently closed internalization transaction;

•	an updated risk factor related to our corporate structure;

•	updated information with respect to legal action against related parties;

•	information regarding our plan of distribution;

•	biographical information about our recently appointed independent director, E. Nelson Mills, and about the appointment of Donald R. Henry as an executive officer of our advisor; and

•	our unaudited pro forma financial statements as of and for the year ended December 31, 2006.